EXHIBIT 12.1

Jarden Corporation

Ratio of Earnings to Fixed Charges Calculation (A)

	For the Years Ended December 31,
	2004	2005	2006	2007	2008
	(in millions)
Earnings Before Fixed Charges:
Net income (loss)	$42.4	$60.7	$106.0	$28.1	$(58.9)
Add: Income tax provision	26.0	35.0	82.0	38.5	26.3
Less/add: Equity (income) loss of minority-owned companies	—	—	—	0.2	0.1
Add: Amortization of capitalized interest	—	—	—	0.1	0.2
Add: Fixed charges	32.2	98.1	130.8	173.9	206.3

Total earnings available for fixed charges	$100.6	$193.8	$318.8	$240.8	$174.0

Fixed Charges:
Interest expense	$27.6	$84.2	$112.6	$149.7	$178.7
Interest component of rental expense	4.6	13.8	17.7	24.0	27.6

Total fixed charges before capitalized interest	32.2	98.0	130.3	173.7	206.3
Capitalized interest	—	—	0.5	0.2	—

Total Fixed Charges	$32.2	$98.0	$130.8	$173.9	$206.3

Ratio of Earnings to Fixed Charges	3.1	2.0	2.4	1.4	(B)

(A) –	This exhibit is provided as required by Item 503(d) of Regulation S-K solely because the Company has outstanding debt securities registered under the Securities Act of 1933, as amended. Neither the Company’s registered debt securities nor its senior credit facility contains a ratio of earnings-to-fixed-charges covenant.
(B) –	Due to the loss in 2008, additional net income of $32.3 is required to achieve a ratio of 1:1.